UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Atour Lifestyle Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “ATAT.” Each ADS represents three Class A Ordinary Shares. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04965M 106
1	Names of Reporting Persons. Diviner Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 25,789,842[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 25,789,842[1]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,789,842
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.2% of total outstanding Class A Ordinary Shares[2]
12	Type of Reporting Person (See Instructions) FI

1 Represents 25,789,842 Class A ordinary shares represented by the ADSs held by Diviner Limited, a company registered in British Virgin Islands, as of October 31, 2024. Diviner Limited is controlled by Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership), a limited partnership registered in PRC, which, in turn, is ultimately controlled by its managing partner, Shanghai Divine Investment Management Co., Ltd., a PRC limited company. Shanghai Divine Investment Management Co., Ltd., is controlled by Jin Bian. Each Class A ordinary share is entitled to one vote.

2 See Item 4.

CUSIP No.	04965M 106
1	Names of Reporting Persons. Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 25,789,842[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 25,789,842[1]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,789,842
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.2% of total outstanding Class A Ordinary Shares[2]
12	Type of Reporting Person (See Instructions) FI

CUSIP No.	04965M 106
1	Names of Reporting Persons. Shanghai Divine Investment Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 25,789,842[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 25,789,842[1]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,789,842
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.2% of total outstanding Class A Ordinary Shares[2]
12	Type of Reporting Person (See Instructions) FI

CUSIP No.	04965M 106
1	Names of Reporting Persons. Jin Bian
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 25,789,842[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 25,789,842[1]
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,789,842
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.2% of total outstanding Class A Ordinary Shares[2]
12	Type of Reporting Person (See Instructions) IN

Item l(a).	Name of Issuer:

Atour Lifestyle Holdings Limited

Item l(b).	Address of Issuer’s Principal Executive Offices:

1st Floor, Wuzhong Building
618 Wuzhong Road, Minhang District
Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing:

Diviner Limited

Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership)

Shanghai Divine Investment Management Co., Ltd.

Jin Bian

Item 2(b).	Address of Principal Business Office, or if None, Residence:

For Diviner Limited:

Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

For Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership):

Rm 1502, Yongda International Tower, No. 2277 Longyang Rd., Pudong New District, Shanghai, People’s Republic of China, 201204

For both Shanghai Divine Investment Management Co., Ltd. and Jin Bian:

Rm 906, Jiazhaoye Financial Center, No. 1188 Minsheng Rd., Pudong New District, Shanghai, People’s Republic of China, 200120

Item 2(c).	Citizenship:

Diviner Limited: British Virgin Islands

Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership): People’s Republic of China

Shanghai Divine Investment Management Co., Ltd.: People’s Republic of China

Jin Bian: People’s Republic of China

Item 2( d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.0001 per share (each American Depositary Share (“ADS”), representing three Class A Ordinary Shares).

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “ATAT.” Each ADS represents three Class A Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-l(b)(l)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J), please specify the type of institution: ___ .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A ordinary shares used to calculate the percentage of class represented by the Class A ordinary Shares is the sum of (i) 339,104,792 Class A ordinary shares (excluding 1,211,514 Class A ordinary shares issued by the Issuer to the depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under the Issuer’s Public Company Plan) and (ii) 73,680,917 Class B ordinary shares outstanding as of December 31, 2023, all of which can be converted into an equal number of Class A ordinary shares at any time by the holder thereof, as disclosed in the annual report on Form 20-F for the fiscal year ended December 31, 2023 filed by the Issuer with the SEC on April 26, 2024.

(c)	The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

Jin Bian

By:	/s/ Jin Bian

Diviner Limited

By:	/s/ Danyang Bian
Name: Danyang Bian
Title: Director

Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership)

By:	/s/ Danyang Bian
Name: Danyang Bian
Title: Authorized Signatory

Shanghai Divine Investment Management Co., Ltd.

By:	/s/ Jin Bian
Name: Jin Bian
Title: Executive Director

[Signature page to 13G (Atour)]

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: February 6, 2024

Jin Bian

By:	/s/ Jin Bian

Diviner Limited

By:	/s/ Danyang Bian
Name: Danyang Bian
Title: Director

Chengdu Dehui Duoyuan Enterprise Management Consulting Center (Limited Partnership)

By:	/s/ Danyang Bian
Name: Danyang Bian
Title: Authorized Signatory

Shanghai Divine Investment Management Co., Ltd.

By:	/s/ Jin Bian
Name: Jin Bian
Title: Executive Director

[Signature page to joint filing agreement (Atour 13G)]